THE MEXICO FUND, INC.

1900 K STREET, NW

WASHINGTON, DC 20006

June 6, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. John Grzeskiewicz, Division of Investment Management

Re:	The Mexico Fund, Inc.
SEC File Numbers: 333-187869 and 811-2409

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Mexico Fund, Inc., a Maryland corporation (the “Fund”), hereby respectfully requests acceleration of the effective date of its Registration Statement on Form N-2 (File Nos. 333-187869 and 811-2409) so that such Registration Statement may be declared effective on June 10, 2013 or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

The Mexico Fund, Inc.

By:	/s/ Jóse Luis Gómez Pimienta
Name:	Jóse Luis Gómez Pimienta
Title:	President